[Letterhead of Goodwin Procter LLP]

December 21, 2012

VIA EDGAR

Kimberly Browning, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      SSgA Funds

            (File No. 33-19229, 811-05430)

Dear Ms. Browning:

This letter responds to the comments you provided to Richard Kerr, Esq. of Goodwin Procter LLP via telephone on December 17, 2012 in connection with your review of the Preliminary Proxy Statement filed on Schedule 14A on behalf of SSgA Tuckerman Active REIT Fund (the “Fund”), a series of SSgA Funds (the “Registrant”), on December 6, 2012. The comments, and the Registrant’s responses, are as follows:

1.	Comment: The staff requests that the Registrant provide the standard form of Tandy representation.

Response: The Registrant has filed a letter making the standard Tandy representations.

2.	Comment: The staff requests that the Registrant clarify in the proxy the methods by which a shareholder may revoke a proxy that has already been submitted.

Response: The disclosure has been revised to clarify that a shareholder may revoke a proxy by (i) voting again via the Internet at www.eproxyvote.com/ssga, (ii) voting again by telephone by following the instructions on the Notice of Internet Availability of Proxy Materials, (iii) filing with the Fund a written revocation of the earlier submitted proxy ballot, (iv) submitting a duly executed proxy bearing a later date, or (v) voting in person at the Special Meeting.

3.	Comment: The Staff requests that in the Q&A section the Registrant add disclosure stating that the Board determined that approving the sub-advisory agreement was in the best interest of the shareholders.

Response: The request has been made.

4.	Comment: The Staff requests that in the Q&A section the Registrant add disclosure stating that the sub-advisory fees paid to CBRE Clarion will not impact the shareholders in any way.

Response: After reviewing the disclosure, the Registrant believes that the fact that the Adviser will pay the sub-advisory fee is appropriately disclosed. Accordingly, the requested change has not been made.

5.	Comment: The Staff requests that the Registrant confirm that the Adviser will pay all costs related to the proxy, or if not, identify fees that will not be paid. Additionally, the Staff requests that the Registrant confirm that the disclosure complies with Item 4 of Schedule 14A.

Response: The Registrant has confirmed that the Adviser will pay all costs related to the proxy and that the disclosure complies with Item 4 of Schedule 14A.

6.	Comment: The Staff requests that the Registrant confirm that neither The Tuckerman Group LLC, nor any individual, will receive a payment related to the termination of the sub-advisory agreement with The Tuckerman Group LLC.

Response: The Registrant confirms that neither The Tuckerman Group LLC nor any individual will receive a payment related to the termination of the sub-advisory agreement with The Tuckerman Group LLC.

7.	Comment: The Staff noted that it found a typo in the footnotes to the table on the top of page 10. The word “our” should be “or.”

Response: The change has been made.

8.	Comment: The Staff requested that the Registrant confirm that all differences in terms between the Tuckerman Agreement and the new sub-advisory agreement are disclosed.

Response: The Registrant confirms that material differences between the Tuckerman Agreement and the new subadvisory agreement have been disclosed.

9.	Comment: The Staff requested that the Registrant add disclosure in the compensation section of the discussion of the terms of the agreement stating that the Adviser will pay the sub-advisory fees out of its legitimate profits.

Response: After reviewing the disclosure, the Registrant believes that the fact that the Adviser will pay the sub-advisory fee is appropriately disclosed. Accordingly, the requested change has not been made.

10.	Comment: Under the heading “What factors were considered by the Board?” the Staff requests that the Registrant clarify “others” in the references to “information furnished by the Adviser, CBRE Clarion and others.”

Response: The Registrant has removed the reference to others.

11.	Comment: Under the heading “What factors were considered by the Board?” the Staff requests that the Registrant identify the “independent third party data provider,” and state whether (and how) shareholders may obtain such data.

Response: The requested change has not been made. The disclosure is consistent with how the Registrant has previously disclosed the use of reports prepared by Lipper, Inc.

12.	Comment: Under the heading “What factors were considered by the Board?” the Staff noted the use of certain “open-ended” terms such as “among other things” and requests that the Registrant remove such terms and fully disclose such matters.

Response: The Registrant has reviewed the disclosure and removed such “open-ended terms” in instances where the use was unnecessary.

13.	Comment: The Staff requests that the Registrant revise the fee section to more prominently disclose that the sub-advisory fees to CBRE Clarion are higher than those that were paid to Tuckerman.

Response: The requested change has been made.

Per your discussion with Mr. Kerr to the effect that none of the comments were material enough to prevent the Registrant from filing the finalized proxy statement, the Definitive Proxy Statement on Schedule 14A was filed on December 19, 2012. Please direct any questions or additional comments you may have concerning this letter to the undersigned at 617-570-1965. Your attention to this matter is appreciated.

Sincerely,

/s/ Richard F. Kerr
Richard F. Kerr
Attachments

cc:	Joshua A. Weinberg
Vice President and Counsel
State Street Global Advisors